MR

[redacted]

09057362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8-40426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10731 Treena Street, Suite 201
(No. and Street)

San Diego (City) California (State) 92131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Knapp 858-357-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500 (Address) San Diego (City) California (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, Stephanie Akerstrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities, Inc. and Madison Avenue Advisors, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President & CEO

Title

Notary Public

MARTIN MC NEES
Commission # 1788870
Notary Public - California
San Diego County
My Comm. Expires Jan 22, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADISON AVENUE SECURITIES, INC. AND SUBSIDIARY

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

Madison Avenue Securities, Inc. and Subsidiary
Years Ended December 31, 2008 and 2007

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

We have audited the accompanying consolidated statement of financial condition of Madison Avenue Securities, Inc. and Subsidiary (the "Company") as of December 31, 2008 and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Madison Avenue Securities, Inc. and Subsidiary as of December 31, 2007, were audited by other auditors whose report dated February 28, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison Avenue Securities, Inc. and Subsidiary as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 15 through 17 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

PKF
Certified Public Accountants
A Professional Corporation

San Diego, California
February 24, 2009

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

The PKF International Association is an association of legally independent firms.

MADISON AVENUE SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$ 1,323,929	$ 1,544,629
Commissions receivable	238,970	240,500
Receivables from registered reps, net	62,439	61,023
Prepaid expenses	68,205	117,881
Total current assets	1,693,543	1,964,033
Property and equipment, net	3,393	20,871
Deposits with clearing organizations	100,000	111,532
Goodwill	64,000	64,000
Other assets	4,940	4,278
Total assets	$ 1,865,876	$ 2,164,714

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 45,843	$ 29,107
Commissions payable	440,963	352,297
Employment liabilities	87,104	291,603
Note payable	133,875	130,129
Related party payable	103,093	570,383
Other liabilities	46,340	25,024
Total liabilities	857,218	1,398,543
Commitments (Note 12)		
Stockholder's equity:		
Common stock, $0.10 par value;		
Authorized shares - 2,000,000		
Outstanding shares - 1,000,000	100,000	100,000
Additional paid-in capital	3,276,416	3,176,416
Accumulated deficit	(2,367,758)	(2,510,245)
Total stockholder's equity	1,008,658	766,171
Total liabilities and stockholder's equity	$ 1,865,876	$ 2,164,714

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commission revenue	$ 8,246,336	$ 7,034,558
Investment advisory fee revenue	431,894	311,083
Trading related revenue	284,834	186,471
Interest	8,107	21,135
Other income	889,998	495,299
Total revenues	9,861,169	8,048,546
Expenses:		
Commission and fee expense	7,478,558	6,277,733
Trading related expense	282,203	264,824
Employment expense	1,239,982	1,538,720
Operating expense	706,639	654,832
Income tax expense	11,300	1,600
Total expenses	9,718,682	8,737,709
Net income (loss)	$ 142,487	$ (689,163)

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2006	1,000,000	$ 100,000	$ 2,632,614	$(1,821,082)	$ 911,532
Capital contribution from parent	-	-	543,802	-	543,802
Net loss	-	-	-	(689,163)	(689,163)
Balance at December 31, 2007	1,000,000	100,000	3,176,416	(2,510,245)	766,171
Capital contribution from parent	-	-	100,000	-	100,000
Net income	-	-	-	142,487	142,487
Balance at December 31, 2008	1,000,000	$ 100,000	$ 3,276,416	$(2,367,758)	$ 1,008,658

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 142,487	$ (689,163)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	20,641	30,266
Changes in operating assets and liabilities:		
Commissions receivable	1,530	99,648
Receivables from registered reps	132,459	-
Prepaid expenses	49,676	38,509
Deposits with clearing organizations	11,532	(1,781)
Other assets	(662)	-
Accounts payable and accrued liabilities	16,736	(22,569)
Commissions payable	88,666	242,680
Employment liabilities	(204,499)	230,853
Related party payable	(467,290)	(57,579)
Other liabilities	21,316	(31,307)
Net cash used in operating activities	(187,408)	(160,443)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment and leasehold improvements	(3,163)	-
Net cash used in investing activities	(3,163)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable	(130,129)	(81,469)
Capital contribution from parent	100,000	543,802
Net cash provided financing activities	(30,129)	462,333
Net (decrease) increase in cash and cash equivalents	(220,700)	301,890
Cash and cash equivalents at beginning of year	1,544,629	1,242,739
Cash and cash equivalents at end of year	$ 1,323,929	$ 1,544,629

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2008 and 2007

	2008	2007
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$ 11,300	$ 1,600
Cash paid during the year for interest	$ 5,007	$ 3,513
NONCASH INVESTING AND FINANCING ACTIVITIES		
Issuance of note payable in connection with purchase insurance policy	$ 133,875	$ 130,129

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, Inc., ("MAS" or the "Company"), was incorporated in Delaware on May 5th, 2005 and is a wholly owned subsidiary of Asset Marketing Systems Insurance Services, LLC ("Parent" or "AMS"). The Company provides Investment brokerage services as an introducing broker-dealer. The Company maintains a clearing relationship with Pershing, LLC who carries all MAS customer brokerage accounts on a fully disclosed basis. The Company is a member of FINRA the Financial Industry Regulatory Authority, Inc.

The Company also provides investment advisory services through its wholly owned subsidiary, Madison Avenue Advisors, Inc. ("MAA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary MAA. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years, or the life of the lease if shorter. The Company expenses general repairs and maintenance costs as incurred.

Revenue Recognition

The Company records commission revenue and related expenses on a trade date basis as securities transactions are executed. Investment advisory revenue is recorded during the period in which services are provided. Other revenue represents fees related to product support and registered representative support, recognized when the related fees are incurred or services are provided.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments
The Company does not hold financial instruments for trading purposes as part of its business operations. Substantially all of the Company's financial instruments, which include cash and cash equivalents and indebtedness, are carried at the amount that approximates their fair value.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the years ended December 31, 2008 and 2007, commission revenues from three types of investments accounted for approximately 64% and 56%, respectively, of total revenues. One registered representative accounted for 18% in 2008 and 15% in 2007 of gross commission revenues.

The Company maintains its bank accounts at two financial institutions located in California. The Federal Deposit Insurance Corporation (FDIC) insures accounts at each of these banks up to $250,000 and $100,000 at December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had uninsured cash balances of $728,354 and $1,323,507, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

The Company maintained clearing accounts in 2007 at one financial institution located in New York and in 2008 at a different financial institution located in New Jersey. The Securities Investors Protection Corporation (SIPC) insures accounts up to $100,000 at these institutions. At December 31, 2008 and 2007, the Company had no uninsured cash balances at these institutions. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

Income Taxes
In July 2006, the FASB released FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes*. FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, *Accounting for Contingencies*. Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Goodwill
Goodwill is accounted for in accordance with Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), *Goodwill and Intangible Assets*. Under SFAS No. 142 goodwill is no longer amortized but instead is assessed for impairment at least annually.

Management has evaluated the carrying value of the goodwill and determined there are no indicators of impairment at December 31, 2008 and 2007.

Goodwill is measured at fair value on a nonrecurring basis during the year ended December 31, 2008 in accordance with Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" (SFAS 157), which requires assets to be measured at fair value and segregated into one of three levels. In making such assessment, the Company has utilized an estimated five year projection which constitutes level 3 inputs for valuation purposes.

Commissions and Registered Representatives Receivable
Commissions and registered representative receivables at December 31, 2008 and 2007 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer and amounts owed from registered representatives. As of December 31, 2008 and 2007, commission receivables were $238,970 and $240,500, respectively. As of December 31, 2008 and 2007, amounts due from registered representatives were $62,439 and $61,023, respectively, net of an allowance of $11,547 and $49,351, respectively.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2008	2007
Furniture and fixtures	$ 19,960	$ 18,902
Equipment	1,178	1,178
Computer equipment	45,453	45,453
Software	3,712	3,712
Leasehold improvements	21,138	19,033
	91,441	88,278
Less: accumulated depreciation and amortization	(88,048)	(67,407)
Total property and equipment	$ 3,393	$ 20,871

Depreciation expense for the years ended December 31, 2008 and 2007 was $20,641 and $30,266, respectively.

NOTE 4 – GOODWILL

The goodwill recorded on the balance sheet is the result of the acquisition of Ashland Securities in November 2005.

Description	December 31, 2008	Fair Value Measurements at Reporting Date Using Significant Unobservable Inputs (Level 3)
Goodwill	$ 64,000	$ 64,000
Total	$ 64,000	$ 64,000

The Company evaluated its goodwill based on level 3. The Company's evaluation of goodwill completed during the year resulted in no impairment losses.

NOTE 5 – COMMISSIONS PAYABLE

Commissions payable consist of commissions expense due to registered representatives. As of December 31, 2008 and 2007, $440,963 and $352,297, respectively, were payable to registered representatives. There were no amounts due to clearing organizations or product issuers as of December 31, 2008 and 2007.

NOTE 6 – EMPLOYMENT LIABILITIES

Employment liabilities at December 31, 2008 and 2007, consists of accrued compensation, accrued payroll taxes and accrued paid time off totaling $87,104 and $291,603, respectively. In 2008, the Company paid a total of $254,522 in compensation related to two severance agreements entered into in 2007. These agreements were accrued in 2007 employment liabilities and final payments were made in 2008.

NOTE 7 – NOTE PAYABLE

In December 2008, the Company entered into a note payable agreement related to financed insurance premiums. The terms of the agreement require monthly installments of $15,355, which include interest at a rate of 7.68%. The balance is due in September 2009. At December 31, 2008 the unpaid balance was $133,875.

In 2007, the Company entered into a note payable agreement related to financed insurance premiums. The terms of the agreement required monthly installments of $12,314, which included interest at a rate of 8.10%. The balance was paid in full in November 2008.

NOTE 8 – CONSOLIDATED SUBSIDIAIRES

The following is a summary of certain financial information of the Company's wholly owned subsidiary, MAA at December 31:

	2008	2007
Total assets	$ 118,102	$ 51,403
Total liabilities	(21,152)	(3,289)
Stockholder's equity	(96,950)	(48,114)
	$ -	$ -

In 2008, the accounts of MAA are included in the Company's net capital computation, however, the assets are considered non-allowable. In 2007, MAA was not included in the Company's net capital computation.

NOTE 9 – EMPLOYEE BENEFIT PLAN

In January 1, 2005, Asset Marketing Systems Insurance Services, LLC instituted a 401(k) plan (the "Plan") in which AMS, MAS, and MAA employees may participate if they are 18 years or older and after they have been employed one full month with a minimum 1 hour of actual service performed. An employee may contribute up to the maximum allowed by IRS regulations. Through May 2008, the Company matched 100% of employees' contributions up to 6% of annual salary, subject to limits established annually by the IRS, and vested based on a 5 year schedule. Subsequent to May 2008, the Company no longer matches employees' contributions. For the years ended December 31, 2008 and 2007, employees contributed $59,194 and $59,310, respectively, with a matching contribution of $12,910 and $12,586 from the Company.

NOTE 10 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness (approximately $57,100 at December 31, 2008), whichever is higher.

At December 31, 2008 and 2007, the Company had net capital of $676,154 and $297,892, respectively, which was $619,006 and $206,364 in excess of its required minimum net capital and the ratios of aggregate indebtedness to net capital were 1.27 to 1 and 4.61 to 1, respectively

MAA is subject to a minimum capital requirement under section 260.237.2 of the California Code of Regulations that requires registered investment advisors with discretionary authority (no custody) over client cash and/or securities to maintain a minimum of $10,000. For the years ended December 31, 2008 and 2007, MAA's capital balance was $96,950 and $48,144, respectively.

NOTE 11– INCOME TAXES

Significant components of the provision for income taxes for the year ended December 31, 2008 and 2007 are as follows:

	2008	2007
Current provision (benefit):		
Federal	$ -	$ -
State	11,300	1,600
	11,300	1,600
Deferred expense (benefit):		
Federal	-	-
State	-	-
	-	-
Total income tax provision	$ 11,300	$ 1,600

NOTE 11– INCOME TAXES (Continued)

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

	2008	2007
Deferred tax assets:		
Start-up costs	$ 159,000	$ 160,000
Accrued expenses	11,000	98,000
Net operating losses	700,000	708,000
Bad debt allowance	5,000	20,000
Other	1,000	1,000
	876,000	987,000
Deferred tax liabilities:		
Depreciation and amortization	(15,000)	10,000
Prepaid expense	5,000	4,000
	(10,000)	14,000
Deferred tax assets	886,000	973,000
Valuation allowance deferred tax assets	(886,000)	(973,000)
Net deferred tax assets	$ -	$ -

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all deferred tax assets. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance decreased by $107,000 from December 31, 2007. At December 31, 2008, the Company had federal and California net operating loss carry-forwards of approximately $1,902,000 and $1,126,000, respectively. The federal and state tax loss carry-forwards will begin to expire in 2025 and 2017 respectively, unless previously utilized.

California has suspended the utilization of net operating loss carryforwards for years 2008 and 2009.

The effective tax rate varied from the federal statutory rate of 34% for the year ended December 31, 2008 primarily as a result of non deductible meal and entertainment expenses and the valuation allowance.

NOTE 12 – COMMITMENTS

The Company leases its current office space under an operating lease that expires March 31, 2010. Rent expense totaled $53,668 and $51,336 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008, the annual future minimum lease payments under operating leases are as follows:

Year Ended December 31:	
2009	$ 58,788
2010	14,821
Total minimum lease payments	$ 73,609

NOTE 13 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2008 and 2007, the Parent made an additional capital contribution to the Company of $100,000 and $543,802, respectively, and paid operating expenses under the expense sharing agreement on behalf of the Company in the amounts of $1,307,710 and $667,421 respectively. As of December 31, 2008 and 2007, capital contributed to the Company by the Parent since inception totaled $3,376,416 and $3,276,416 and the balances owed by the Company through the related party payable account were $103,093 and $570,383, respectively. During the years ended December 31, 2008 and 2007, the Company made repayments of approximately $1,775,000 and $725,000, respectively, to their Parent of amounts owed through the related party payable account.

NOTE 14 – SUBSEQUENT EVENT

On February 28, 2009, the Company plans to merge the wholly owned subsidiary, MAA, and MAS into one entity, to be registered as Madison Avenue Securities, Inc. The new entity will provide both broker/dealer services and investment advisory services as before and will reduce duplicated expenses as one entity.

SUPPLEMENTAL INFORMATION

MADISON AVENUE SECURITIES, INC. AND SUBSIDIARY
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008 and 2007

	2008	2007*
NET CAPITAL		
Total stockholder's equity	$ 1,008,658	$ 729,588
Deductions:		
Cash	95,805	-
Commissions receivable	33,722	158,819
Receivables from registered rep	62,439	61,023
Prepaid expenses	68,205	108,995
Goodwill	64,000	64,000
Fixed assets	3,393	20,873
Other assets	4,940	15,827
Total deductions	332,504	429,537
Net capital before haircuts on securities positions	676,154	300,051
Haircuts on securities	-	2,159
Net capital	676,154	297,892
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	57,148	91,528
EXCESS NET CAPITAL	$ 619,006	$ 206,364
Aggregate Indebtness	$ 857,218	$ 1,372,919
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.27 to 1	4.61 to 1

* As discussed in the notes to the financial statements, Madison Avenue Advisors, Inc. was not included in the computation of Net Capital and Aggregated Indebtedness for the year of 2007 above.

Note: There are no differences between net capital as reported above and net capital reported on Form FOCUS A-15A-5 Part IIA as of December 31, 2008.

MADISON AVENUE SECURITIES, INC. AND SUBSIDIARY
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISION
For the Year Ended December 31, 2008 and 2007

A computation of reserve requirement is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

MADISON AVENUE SECURITIES, INC. AND SUBSIDIARY
SCHEDULE III
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISION
For the Year Ended December 31, 2008 and 2007

Information relating to possession or control requirements is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

In planning and performing our audit of the financial statements of Madison Avenue Securities, Inc. ("Company") as of and for the year ended December 31, 2008, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of these internal controls or the practices and procedures referred to above to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

The PKF International Association is an association of legally independent firms.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be significant deficiencies under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be significant deficiencies as defined above.

As a result of the Company's size, the assignment of job responsibilities within the accounting department does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 24, 2009

PKF
Certified Public Accountants
A Professional Corporation